Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000

March 20, 2015

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Terence O’Brien

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2014
Filed January 23, 2015
Definitive Proxy Statement on Schedule 14A
Filed February 24, 2015
Response dated March 9, 2015
File No. 1-11749

Ladies and Gentlemen:

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 13, 2015, regarding the above referenced Form 10-K and Definitive Proxy Statement. For your convenience, the Staff’s comment precedes each response in this letter.

Form 10-K for Fiscal Year Ended November 30, 2014

1. Summary of Significant Accounting Policies, page 79
Management Fees Revenue, page 87

Comment No. 1

We note your response to comment 1 in our letter dated March 4, 2015. To better help us understand your position, please tell us Fund I’s stage of its lifecycle it is in as of November 30, 2014.

Response

Fund I was formed in November 2010, and under its Agreement of Limited Partnership, it will terminate after the reduction to cash of all of its investments and in any event, upon its tenth anniversary (which the general partner can extend for up to two more years). At November 30, 2014, Fund I was approaching the mid-point of its anticipated life cycle.

To the extent that Fund I is not at or near completion of its lifecycle, it remains unclear how your accounting for the distribution as revenue rather than as a liability for deferred revenue complies with Method 1 per ASC 605-20-S99-1. Please advise.

Response

In ASC 605-20-S99-1 the SEC staff provided its views on revenue recognition under arrangements that contain a performance-based fee “that is not finalized until the end of a period of time specified in the contract.” The SEC staff said, “The issue arises because of the possibility that fees earned by exceeding performance targets early in the measurement period may be reversed due to missing performance targets later in the measurement period.” The SEC staff said it would recognize either of two methods for recording distributions of this type, described as Method 1 and Method 2, but said that Method 1 is more consistent with the analysis presented in Staff Accounting Bulletin Topic 13.A, which says that the staff does not believe that it is appropriate to recognize revenue “based upon the probability of a factor being achieved.”

We apply Method 1 to incentive fees our Rialto segment receives that are subject to possible clawback if, when all the assets of a fund have been liquidated, the incentive fees have not been earned. Accordingly, with regard to carried interest distributions to which we are entitled only if the return on assets managed exceeds contractually established thresholds, revenue is not recorded until the contract terms are met, the contract is at, or near, completion and the amounts are known and collectability is reasonably assured. As stated in the description of the applicable significant accounting policy, “Since revenue is recognized at the end of the life of the investment vehicle, after substantially all of the assets have been sold and investment gains and losses realized, the possibility of clawbacks is limited.”

When carried interest distributions that are subject to possible clawback are received from a fund before the fund is at or near the time when substantially all of its assets have been sold, instead of being credited to revenue, the amount of the distribution is credited to a liability for deferred revenue, reflecting the contingent liability for clawbacks.

However, under the Agreement of Limited Partnership relating to Fund I (and the Agreements of Limited Partnership relating to the other funds that are managed by Rialto), there is a provision that allows for advance distributions to be made to provide cash to Rialto to fund the tax liability resulting from the allocation of taxable income to its carried interests. These advance tax distributions are not subject to clawback. There is no contingent liability to return the advance tax distributions we receive as the taxes with regard to which they are made are subtracted from total carried interest distributions when determining the maximum amount subject to clawback. When the advance tax distributions are received, the amount of the advance tax distributions is known and collectability is assured. Further, due to the provisions of the LP Agreement mentioned above, the distributions are not subjected to any contingencies that would require Rialto to refund them back to the Fund. Accordingly, these advanced tax distributions are recorded as revenue upon receipt.

We now recognize that the description of our significant accounting policy with regard to distributions that could be subject to clawback could be read to apply to advance tax distributions. Therefore, in future filings, at the end of the description of the significant accounting policy with regard to distributions that are subject to clawbacks, we will add, “In addition, we may also receive tax distributions in order to cover income tax obligations resulting from allocations of taxable income due to Rialto's carried interests in the funds. These distributions are not subject to clawbacks and therefore they are recorded as revenue when received.”

Further, please reconcile the statement in your response letter that the distribution made is not subject to repayment, adjustment or clawback with your disclosure on page 56 that the ultimate sum you will be entitled to receive as carried interest in Fund I may be substantially higher or lower than the $110 million that you would have received had Fund I ceased operations and liquidated all of its investments at the estimated fair value as of November 30, 2014.

Response

There is no relationship between the statement in our March 6 response letter that the distribution made is not subject to repayment, adjustment or clawback with the disclosure that the ultimate sum we will be entitled to receive as carried interest in Fund I may be substantially higher or lower than the $110 million that we would have received had Fund I ceased operations and liquidated all of its investments at the estimated fair value as of November 30, 2014. The statement that the advance distribution is not subject to repayment, adjustment or clawback is a description of the effect of the provisions of the Agreement of Limited Partnership relating to clawbacks. The statement that the ultimate sum we may receive with regard to our carried interest in Fund I may be substantially higher or lower than the $110 million it would have received if Fund I had ceased operations and liquidated all of its investments at their estimated fair value as of November 30, 2014, is to alert the reader to the fact that Fund I did not in fact cease operations on November 30, 2014, and that the amount Fund I receives when it in fact liquidates its assets may be more or less than the fair value of its investments at November 30, 2014 (which, together with the timing of the distributions actually made by Fund I, will determine the amount we receive with regard to our carried interest in Fund I). However, this will never impact the amount previously received for the tax distribution.

17. Commitments and Contingent Liabilities, page 126

Comment No. 2

We note your response to comment 2 in our letter dated March 4, 2015, and appreciate the information provided as to how management determined that the contract issue for the Maryland property is not probable. In light of the unfavorable court ruling and your disclosure that “…the financial effect of litigation concerning purchases and sales of property may depend upon the value of the subject property, which may have changed from the time the agreement for purchase or sale was entered into”, it appears that it is reasonable possible that claims against you may be material to your operating results and/or liquidity. Please confirm that in future filings you will disclose the amount or range of reasonable possible loss for these claims in accordance with ASC 450-20-50-4.b.

Response

In future filings we will disclose information, insofar as it exists, relating to the amount or range of possible loss with regard to the litigation regarding the Maryland property. Based on the status of that litigation today (and subject to the need to update the disclosure to reflect future events in the litigation), the disclosure would be as follows:

The Company has been engaged in litigation since 2008 in the United States District Court for the District of Maryland regarding whether the Company is required by a contract it entered into in 2005 to purchase a property in Maryland. After entering into the contract, the Company later renegotiated the purchase price, reducing it from $200 million to $134 million, $20 million of which has been paid and subsequently written off, leaving a balance of $114 million. In January 2015, the District Court rendered a decision ordering the Company to purchase the property for the $114 million balance of the contract price, to pay interest at the rate of 12% per annum from May 27, 2008, and to reimburse the seller for real estate taxes and attorneys’ fees. The Company believes the decision is contrary to applicable law and will appeal the decision. The Company does not believe it is probable that a loss has occurred and, therefore, no liability has been recorded with respect to this case. If the District Court decision were affirmed in its entirety, the Company would purchase the property and record it at fair value, which we believe would not result in a loss. The amount of interest the Company would be required to pay would depend on a number of questions currently pending before the District Court, including whether the interest the Company would be required to pay is simple interest or compound interest, and whether during the pendency of the appeal post-judgment interest would accrue at 12% per annum or at the federal post-judgment rate, which is substantially less than 12% per annum. Simple interest on $114 million at 12% per annum from May 27, 2008 to January 22, 2015 (the date of the District Court decision) would total $91.1 million and real estate taxes for that period would total $1.6 million. If post-judgment interest is simple interest on $114 million at 12% per annum, it would accrue at the rate of $13.7 million per year. The Company has not engaged in discovery regarding the amount of the plaintiffs’ attorneys’ fees. If the District Court decision were totally reversed on appeal, the Company would not have to purchase the property or to pay interest, real estate taxes or attorneys’ fees.

Definitive Proxy Statement on Schedule 14A

III. Compensation Discussion and Analysis, page 18
Annual Cash Incentive Compensation, page 22

Comment No. 3

We note your response to comment 3 of our letter dated March 4, 2015. Please confirm that in future filings you will provide a more comprehensive discussion of your annual cash incentive compensation program consistent with the explanation provided in response to our prior comment.

Response

The Company confirms that in future filings it will include a more comprehensive discussion of the Company’s annual cash incentive compensation program consistent with the explanation provided in response to the Staff’s prior comment.

If you have any questions regarding the above, please contact the undersigned at (305) 229-6584.

Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Tracey Houser
Melissa N. Rocha
Frank Pigott
Jay Ingram

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